# FOLLY MOJAVE LLC
## Profit & Loss
### January through December 2019

| | Jan - Dec 19 |
|---|---:|
| **Ordinary Income/Expense** | |
| **Expense** | |
| **Bank Service Charges** | 115.00 |
| **Business Licenses and Permits** | 3,480.00 |
| **Professional Fees** | 4,400.00 |
| **Suspense** | 0.00 |
| **Total Expense** | 7,995.00 |
| **Net Ordinary Income** | -7,995.00 |
| **Other Income/Expense** | |
| **Other Income** | |
| **Interest Income** | 153.09 |
| **Total Other Income** | 153.09 |
| **Net Other Income** | 153.09 |
| **Net Income** | **-7,841.91** |

# FOLLY MOJAVE LLC
# Balance Sheet
### As of December 31, 2019

|  | Dec 31, 19 |
|---|---|
| **ASSETS** |  |
| **Current Assets** |  |
| **Checking/Savings** |  |
| Bus. Checking 8353 | 43,940.03 |
| Bus. Savings 1599 | 0.26 |
| **Total Checking/Savings** | 43,940.29 |
| **Total Current Assets** | 43,940.29 |
| **Other Assets** |  |
| Land | 35,739.40 |
| **Total Other Assets** | 35,739.40 |
| **TOTAL ASSETS** | **79,679.69** |
| **LIABILITIES & EQUITY** |  |
| **Liabilities** |  |
| **Long Term Liabilities** |  |
| Aurelian Loan | 48,000.00 |
| **Total Long Term Liabilities** | 48,000.00 |
| **Total Liabilities** | 48,000.00 |
| **Equity** |  |
| Folly Properties LLC Draws | -11,498.06 |
| Folly Properties LLC Equity | 50,978.55 |
| Retained Earnings | 41.11 |
| Net Income | -7,841.91 |
| **Total Equity** | 31,679.69 |
| **TOTAL LIABILITIES & EQUITY** | **79,679.69** |

# FOLLY MOJAVE LLC
# Statement of Cash Flows
### January through December 2019

|  | Jan - Dec 19 |
|---|---|
| **OPERATING ACTIVITIES** | |
| Net Income | -7,841.91 |
| **Net cash provided by Operating Activities** | -7,841.91 |
| **INVESTING ACTIVITIES** | |
| Land | -35,739.40 |
| **Net cash provided by Investing Activities** | -35,739.40 |
| **FINANCING ACTIVITIES** | |
| Aurelian Loan | -450,000.00 |
| Folly Properties LLC Draws | -11,498.06 |
| Folly Properties LLC Equity | 48,978.55 |
| **Net cash provided by Financing Activities** | -412,519.51 |
| Net cash increase for period | -456,100.82 |
| Cash at beginning of period | 500,041.11 |
| **Cash at end of period** | **43,940.29** |

# FOLLY MOJAVE LLC
## Profit & Loss
### January through December 2018

|  | Jan - Dec 18 |
|---|---:|
| **Ordinary Income/Expense** | |
| **Expense** | |
| Office Supplies | 11.50 |
| **Total Expense** | 11.50 |
| **Net Ordinary Income** | -11.50 |
| **Other Income/Expense** | |
| **Other Income** | |
| Interest Income | 52.61 |
| **Total Other Income** | 52.61 |
| **Net Other Income** | 52.61 |
| **Net Income** | **41.11** |

# FOLLY MOJAVE LLC
# Balance Sheet
### As of December 31, 2018

|  | Dec 31, 18 |
| --- | --- |
| **ASSETS** | |
| **Current Assets** | |
| **Checking/Savings** | |
| Bus. Checking 8353 | 1,988.50 |
| Bus. Savings 1599 | 498,052.61 |
| **Total Checking/Savings** | 500,041.11 |
| **Total Current Assets** | 500,041.11 |
| **TOTAL ASSETS** | **500,041.11** |
| **LIABILITIES & EQUITY** | |
| **Liabilities** | |
| **Long Term Liabilities** | |
| Aurelian Loan | 498,000.00 |
| **Total Long Term Liabilities** | 498,000.00 |
| **Total Liabilities** | 498,000.00 |
| **Equity** | |
| Folly Properties LLC Equity | 2,000.00 |
| Net Income | 41.11 |
| **Total Equity** | 2,041.11 |
| **TOTAL LIABILITIES & EQUITY** | **500,041.11** |

# FOLLY MOJAVE LLC
# Statement of Cash Flows
### January through December 2018

|  | Jan - Dec 18 |
|---|---|
| **OPERATING ACTIVITIES** | |
| Net Income | 41.11 |
| **Net cash provided by Operating Activities** | 41.11 |
| **FINANCING ACTIVITIES** | |
| Aurelian Loan | 498,000.00 |
| Folly Properties LLC Equity | 2,000.00 |
| **Net cash provided by Financing Activities** | 500,000.00 |
| Net cash increase for period | 500,041.11 |
| Cash at end of period | **500,041.11** |